Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press release dated May 13, 2009

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: May 13, 2009

3

Exhibit 99.1

Acorn Reports First Quarter 2009 Financial Results

(Shanghai, China; 13 May 2009) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its first quarter financial results for the quarter ended March 31, 2009.

Highlights for First Quarter 2009:

•	Net revenues were $90.7 million, an increase of 37.3% compared to $66.1 million in the first quarter 2008.

•	Gross margin was 50.7%, compared to 58.1% in the same period of 2008.

•	Operating income was $9.2 million, compared to a $3.0 million in the first quarter 2008.

•

Net income attributable to holders of ordinary shares was $8.5 million (including investment gain of $0.8 million), an increase of 251.2% as compared to $2.4 million (including investment gain of $0.8 million) in the first quarter 2008.

•

Adjusted net income attributable to holders of ordinary shares, after eliminating the effects of share-based compensation expenses (non-GAAP), was $9.3 million compared to a $3.9 million for the same period last year.

•	Share-based compensation expenses were $0.8 million in the first quarter 2009, compared to $1.5 million in the same period last year.

•

Diluted income per ordinary share and per ADS were $0.09 and $0.28, respectively. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share and per ADS were $0.10 and $0.31, respectively.

“The first three-months of 2009 has been an exciting start where we achieved a healthy 37.3% year-over-year growth in our top line sales and more than doubled our non-GAAP net income attributable to holders of ordinary shares from the same period one year ago,” said Mr. James Hu, Chairman and CEO of Acorn. “The strong financial results speak highly of our team’s ability to execute in an increasingly challenging environment and demonstrate the viability of the Company’s strategies refined over the course of last year. We are happy to see double digit growth across several of our important product lines such as Ozing, Meijin and cosmetics. More importantly, we believe that positive momentum seen in the first quarter will continue for future periods as we remain focused on growing our proprietary branded products as a guiding principle for our long term success.”

Business Highlights for the First Quarter of 2009:

•

Ozing, the Company’s electronic learning product and Meijin, the Company’s electronic dictionary, continued to benefit from the consolidation of their distribution channels from the previous quarter as well as the Company’s low-price strategy adopted since the second half of 2008. Sales in Ozing for the first quarter 2009 more than doubled to reach $33.1 million from $15.5 million in the same period in 2008. Meijin’s first quarter 2009 sales also increased by 55.0% to $5.8 million from $3.8 million in the first quarter 2008. Growth in Ozing product sales for the first quarter 2009 also reflects the successful marketing of Ozing’s lower-priced V1 model on the Company’s TV direct sales platform as well as the sales addition of the Company’s touch-reader learning product series which was launched in the third quarter 2008. The Company expects strong sales coming from its electronic learning product line with growing contribution from its touch-reader learning product series in 2009.

•

Cosmetics sales accounted for an increasingly larger percentage of total TV direct sales in the first quarter 2009. TV direct sales in cosmetics grew 33.8% to reach $9.6 million in the first quarter 2009 from the same period last year. The Cobor branded cosmetic line, in particular, remained a popular item on TV and showed the largest sales increase of 72.6% in the first quarter 2009 compared to the same period in 2008. The Company will continue to develop its cosmetics business into a continuity business line.

•

The Company’s third-party bank channel sales continued to expand in scale in the first quarter 2009. With the addition of four new banking partners in the first quarter 2009, the Company has established relationships with a total of 16 banking partners over five fiscal quarters and significantly improved its revenue from $0.9 million in first quarter 2008 to $3.6 million in first quarter 2009, representing a 309.7% year-over-year growth. The third-party bank channel sales business remains an important growth area as it helps to broaden the Company’s customer base and helps diversify payment options.

Financial Results Highlights for the First Quarter 2009:

For the first quarter 2009, total net revenues grew 37.3% to $90.7 million (including $15.5 million added as a result of consolidating Yiyang Yukang) from $66.1 million in the first quarter 2008.

Direct sales net revenues were $41.3 million, up 3.7% from $39.8 million in the first quarter 2008, primarily because of an 850.2% year-over-year increase in sales of Ozing electronic learning products and a 33.8% increase in sales of cosmetics, offsetting a 45.8% year-over-year decrease in the TV direct sales of mobile handsets due to lower average selling prices and lower sales volume as a result of increased competition and a decrease in consumers’ preference for higher average-selling-price products, and a 90.7% year-over-year decrease in collectibles due to an end of the 2008 Beijing Olympics.

Distribution sales net revenues increased 88.4% year-over-year in the first quarter of 2008 to $49.4 million, primarily because of the consolidation of Yiyang Yukang’s mobile handsets sales into the Company’s financial results. Distribution sales net revenues excluding sales from Yiyang Yukang were $33.9 million, up 29.2% from $26.2 million in the first quarter 2008. Distribution sales of Ozing electronic learning products and Meijin electronic dictionary grew 50.6% year-over-year and 54.8% year-over-year to $21.5 million and $5.8 million, respectively.

The table below summarizes the gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended March 31, 2009
(in US dollars)
Direct sales
Electronic learning product (Ozing)	11,582,099
Cosmetics	9,610,544
Mobile handsets	6,106,282

Distribution sales
Electronic learning product (Ozing)	21,476,754
Mobile handsets (Yiyang Yukang)	15,514,967
Electronic dictionary (Meijin)	5,825,206

Total direct and distribution sales
Electronic learning product (Ozing)	33,058,853
Mobile handsets	21,621,249
Cosmetics	9,619,112

Cost of sales in the first quarter 2009 was $44.7 million, an increase of 61.6% from $27.7 million in the first quarter 2008, primarily due to the increase of distribution sales in the first quarter 2009.

Gross profit in the first quarter 2009 was $46.0 million, up 19.8% compared to $38.4 million in the first quarter 2008. Gross margin was 50.7% in the first quarter 2009, down from 58.1% in the first quarter 2008.

Gross profit from direct sales for the first quarter 2009 increased 7.4% to $25.0 million from $23.3 million in the first quarter 2008. Gross margin for direct sales for the first quarter 2009 was 60.6%, up from 58.5% in the same period last year. The increase in gross margin was largely due to a shift in product mix in the first quarter 2009 to include more proprietary branded products such as Ozing, Babaka and cosmetics, which generally have higher gross margin.

Gross profit from distribution sales in the first quarter 2009 was $21.0 million, an increase of 38.9% from $15.1 million in the first quarter 2008. Gross margin for distribution sales for the first quarter 2009 was 42.4%, down from 57.5% in the same period last year. The decrease in gross margin was due to margin compression of Ozing and Meijin products as a result of higher price discounts to Acorn’s distributors as well as contribution of lower margin mobile handsets sales from Yiyang Yukang.

Advertising expenses were $16.3 million for the first quarter 2009 compared to $18.8 million in the first quarter 2008 due to a reduction in the fixed portion of advertising spending for 2009 as part of the Company’s renewed focus on growing proprietary branded products. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.82 in the first quarter 2009, up from 2.04 in the first quarter 2008 and 1.41 in the fourth quarter 2008. The increase in the gross profit over advertising expenses ratio for the first quarter 2009 was primarily due to higher product sales and the success of the Company’s targeted airtime allocation scheme.

Other selling and marketing expenses increased 34.7% to $13.5 million from $10.0 million in the first quarter 2008. The increase was mainly due to increased delivery costs and employee incentives associated with increased sales, as well as increased amortization of acquired intangible assets as a result of acquiring Yiyang Yukang.

General and administrative expenses were $9.6 million in the first quarter 2009, a 28.0% increase from $7.5 million in the first quarter 2008. The increase was primarily due to increase in employee payroll in the first quarter 2009 and R&D expenses.

Other operating income, net, was $2.5 million for the first quarter 2009, up 177.0% from $0.9 million in the first quarter 2008. Other operating income, net, included $2.3 million and $0.5 million in government subsidies for the first quarter 2009 and 2008, respectively. The increase in government subsidies in the first quarter 2009 was primarily due to the additional subsidies received by Yiyang Yukang.

Income from operations for the first quarter 2009 was $9.2 million, an increase of 206.3% from $3.0 million in the first quarter 2008.

Share-based compensation expenses for the first quarter 2009 were $0.8 million, compared to $1.5 million for the first quarter 2008.

Excluding share-based compensation expenses (non-GAAP), income from operations for the first quarter 2009 was $10.0 million, compared to a $4.5 million in the same period of 2008.

Net income attributable to holders of ordinary shares for the first quarter 2009 was $8.5 million (including a $0.8 million investment gain), compared to $2.4 million (including a $0.8 million investment gain) in the first quarter 2008. Net income attributable to holders of ordinary shares excluding share-based compensation expenses (non-GAAP) for the first quarter of 2009 reached $9.3 million, compared to $3.9 million in the same period last year. Diluted income per ordinary share was $0.09 for the first quarter 2009. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.10 for the first quarter 2009.

Acorn’s cash and cash equivalents totaled $165.3 million at the end of the first quarter 2009, an increase of $17.6 million from that at the end of the fourth quarter 2008. $10.2 million of the increase came from settlement through the exercise of the issuer’s call option of one of the Company’s available-for-sale securities in the first quarter 2009.

Other Updates:

Share Repurchase Program:

Under the Company’s share repurchase plan, the Company repurchased a total of 0.3 million of its ADSs at a combined cost of approximately $1.3 million in the first quarter of 2009, with a balance of approximately $5.5 million available for future repurchases under the share repurchase plan. The share repurchase program is expected to continue until the end of May 2009 unless further extended or shortened by the Board of Directors.

Financial Reporting under FAS160:

The Company’s prior period financial information has been recasted to the current period presentation under FAS 160, which the Company adopted on January 1, 2009.

Full Year 2009 Business Outlook:

Given the strong financial results for the first quarter 2009 and positive outlook the Company has for the remainder of the year, Acorn expects net revenues for full year 2009 to be in the range of $310.0 to $350.0 million, the same as in the fourth quarter and full year 2008 earnings release, and net income attributable to holders of ordinary shares, excluding share-based compensation expenses and investment income, to be between $14.0 and $16.0 million compared to $12.0 and $14.0 million in the fourth quarter and full year 2008 earnings release.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

Acorn’s management will host an earnings announcement conference call at 8:00 a.m. EDT on May 13, 2009 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions.

You may access the live interactive call via:

+1 866 549 1292 (U.S. Toll Free)

+400 681 6949 (China Toll Free)

+852 3005 2050 (International)

Passcode: 288#

Please dial-in 10-15 minutes in advance to facilitate an on-time start. A replay will be available for approximately two weeks after the call and may be accessed via:

+852 3005 2020 (International)

Passcode: 136511#

A live and archived webcast of the call will be available on the Company’s website at http://eng.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported the first quarter 2009 and 2008 income from operations, operating margin, net income attributable to holders of ordinary shares and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income attributable to holders of ordinary shares and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended March 31, 2009 and 2008, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended March 31,
	2008	2009
GAAP net revenues	66,061,092	90,695,079
GAAP income from operations	2,988,285	9,152,655
GAAP operating margin	4.5%	10.1%
Share-based compensation expenses	1,481,938	845,060
Non-GAAP income from operations	4,470,223	9,997,715
Non-GAAP operating margin	6.8%	11.0%

GAAP net income attributable to holders of ordinary shares	2,406,526	8,452,084
GAAP income per ordinary share – basic	0.03	0.10
GAAP income per ordinary share – diluted	0.03	0.09
Share-based compensation expenses	1,481,938	845,060
Non-GAAP net income attributable to holders of ordinary shares	3,888,464	9,297,144
Non-GAAP income per ordinary share – basic	0.04	0.11
Non-GAAP income per ordinary share – diluted	0.04	0.10

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2009; benefits of continuing focus on Acorn’s ability to develop new proprietary brands, ability of Acorn to continue to maximize its media efficiency; continued success of Acorn’s strategy for selling low-price and low-cost mobile handsets, Ozing electronic learning products and Meijin electronic dictionary; continued benefits from the consolidation of Acorn’s distribution channels; expectations regarding development of the cosmetics products line into a continuity business line; and growth prospects of its Ozing’s lower-priced V1 model, touch-reader learning product series, cosmetic products and third-party bank channel sales business. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels and integrate the Yiyang Yukang acquisition, our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network (including Yiyang Yukang’s network); potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2008 annual report on Form 20-F filed with Securities and Exchange Commission on April 24, 2009. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2008. Our actual results of operations for the first quarter of 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended March 31,
	2008	2009
Revenues:
Direct sales, net	39,847,711	41,315,884
Distribution sales, net	26,213,381	49,379,195

Total revenues, net	66,061,092	90,695,079

Cost of revenues:
Direct sales	16,530,256	16,272,287
Distribution sales	11,129,325	28,428,175

Total cost of revenues	27,659,581	44,700,462

Gross profit	38,401,511	45,994,617

Operating income (expenses):
Advertising expenses	(18,823,517)	(16,304,692)
Other selling and marketing expenses	(9,988,165)	(13,450,570)
General and administrative expenses	(7,518,273)	(9,625,636)
Other operating income, net	916,729	2,538,936

Total operating income (expenses)	(35,413,226)	(36,841,962)

Income from operations	2,988,285	9,152,655
Other income (expenses), net	1,547,828	1,083,348

Income before income taxes	4,536,113	10,236,003

Income tax expenses (benefits):
Current	1,178,444	1,293,640
Deferred	(25,027)	150,350

Total income tax expenses (benefits)	1,153,417	1,443,990

Net income	3,382,696	8,792,013
Net income attributable to noncontrolling interests	(976,170)	(339,929)

Net income attributable to holders of ordinary shares	2,406,526	8,452,084

Income per ordinary share
- Basic	0.03	0.10

- Diluted	0.03	0.09

Income per ADS
- Basic	0.08	0.29

- Diluted	0.08	0.28

Weighted average number of shares used in calculating income per ordinary share
- Basic	88,524,410	87,536,189

- Diluted	91,941,482	90,100,292

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2008	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	147,648,774	165,270,747
Restricted cash	1,425,102	3,465,441
Short-term investments	19,745,444	11,479,945
Accounts receivable, net	27,708,460	32,478,155
Notes receivable	150,607	234,058
Inventory	29,521,680	20,096,240
Prepaid advertising expenses	16,756,954	10,890,560
Other prepaid expenses and current assets, net	13,362,528	9,734,588
Deferred tax assets, net	3,355,151	3,405,164

Total current assets	259,674,700	257,054,898
Property and equipment, net	15,641,434	15,338,389
Acquired intangible assets, net	21,313,949	27,901,185
Long-term investments	5,275,000	5,459,000
Investment in affiliates	1,159,134	1,188,950
Other long-term assets	1,121,100	947,687

Total assets	304,185,317	307,890,109

Liabilities and equity
Current liabilities:
Accounts payable	20,734,493	18,796,455
Accrued expenses and other current liabilities	19,652,820	16,629,706
Notes payable	3,657,859	292,573
Income taxes payable	3,327,869	4,440,667
Deferred revenue	12,797,716	14,877,659
Business combination liability	—	10,004,360

Total current liabilities	60,170,757	65,041,420
Deferred tax liability	3,581,569	3,512,692
Business combination liability	11,107,375	1,103,015

Total liabilities	74,859,701	69,657,127

Acorn International Inc. shareholders’ equity:
Ordinary shares	935,435	935,435
Additional paid-in capital	205,651,072	206,496,132
Retained earnings	9,737,468	18,189,552
Accumulated other comprehensive income	15,113,507	15,654,571
Treasury stock, at cost	(15,676,206)	(16,944,466)

Total Acorn International Inc. shareholders’ equity	215,761,276	224,331,224
Noncontrolling interests	13,564,340	13,901,758

Total equity	229,325,616	238,232,982

Total liabilities and equity	304,185,317	307,890,109

For further information, please contact:

Acorn International

Chen Fu, Director of Investor Relations

Tel: (86) 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

PRChina

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1368

Email: hchik@prchina.com.hk